Exhibit 99.6

FOR IMMEDIATE RELEASE

Angola: Two New Discoveries in Block 17

Paris — April 1, 2003 — SONANGOL, Sociedade Nacional de Combustíveis de Angola, and TotalFinaElf announce two new oil discoveries in Angola’s deep offshore Block 17, taking the total for the block to 15.

The Acacia-1 well, the first of the two discoveries, was drilled in a water depth of 1,030 meters and tested at a combined 13,712 barrels of oil per day from two separate zones. The second well, Hortensia-1, was spudded 10 kilometers north of Acacia in a water depth of 830 meters and tested at 5,092 barrels of oil per day.

Both finds are located in the eastern section of Block 17, near the Perpetua discovery, made in 2000. The two new discoveries open the possibility of an independent development of the field jointly with Perpetua and Zinia, discovered in December 2002.

These positive results will be followed by additional geological and engineering studies in order to further define the potential of the structures discovered.

The latest exploration successes on Block 17 confirm the vast potential, already revealed by 13 earlier discoveries (Girassol, Dalia, Rosa, Lirio, Tulipa, Orquidea, Cravo, Camelia, Jasmim, Perpetua, Violeta, Anturio and Zinia).

The first discovery, Girassol, came on stream in December 2001, and production quickly ramped up to the current plateau of 200,000 barrels of oil per day.

The concessionaire of Block 17 is Sonangol. TotalFinaElf is the operator with a 40% interest in Block 17 along with Esso Exploration Angola (Block 17) Limited (20%), BP EXPLORATION (Angola) Limited (16.67%), Statoil Angola Block 17 AS (13.33%) and Norsk Hydro (10%).

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